UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40253

Zhihu Inc.

(Registrant’s Name)

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Board Composition

On March 7, 2023, the board of directors (the “Board”) of Zhihu Inc. (the “Company”) announced that Mr. Dingjia Chen had resigned as a director of the Company to devote more time to his family and personal commitments. The Board also announced the appointment of Mr. Bing Yu as a director of the Company and, for purposes of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), a non-executive director. These changes were effective on March 7, 2023.

To comply with the Hong Kong Listing Rules, the Company made an announcement on March 8, 2023 with The Stock Exchange of Hong Kong Limited. For a biography of Mr. Bing Yu and other details, please refer to exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement—Change of Non-Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

By	:	/s/ Henry Dachuan Sha
Name	:	Henry Dachuan Sha
Title	:	Director and Chief Financial Officer

Date: March 9, 2023